SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FORIAN INC.

(Name of Subject Company)

BRAVO MERGER SUB, INC.

and

2025 ACQUISITION COMPANY, LLC

(Name of Filing Persons (Offerors))

Common Stock, $0.001 par per share

(Title of Class of Securities)

34630N106
(CUSIP Number of Class of Securities)

2025 Acquisition Company, LLC
c/o Christopher Glenn

Allen Overy Shearman & Sterling US LLP
599 Lexington Ave.,
New York, NY 10022

(212) 848-7258
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Creighton Condon
Allen Overy Shearman & Sterling US LLP
599 Lexington Ave.,
New York, NY 10022
(212) 848-7628

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”), pursuant to General Instruction D to Schedule TO related to a planned cash tender offer for all of the outstanding shares of common stock, par value $0.001 per share of Forian Inc., a Maryland corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of April 2, 2026, by and among Parent, Bravo Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”).

Additional Information

The tender offer for the common shares of the Company (“Common Shares”) referenced in this announcement has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Common Shares or any other securities, nor is it a substitute for the tender offer materials that Parent and Merger Sub will file or cause to be filed with the Securities and Exchange Commission (the “SEC”) upon the commencement of the tender offer. At the time the tender offer is commenced, Parent and Merger Sub will file or cause to be filed with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”), in each case, with respect to the tender offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MAKING ANY VOTING DECISION.

The tender offer for Common Shares will be made only pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Tender Offer Statement. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of Common Shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, shareholders of the Company may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Forward-looking Statements

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Statements in this Company Announcement that are forward looking may include, but are not limited to, the satisfaction or waiver of closing conditions to the potential transaction in the anticipated timeframe or at all; uncertainty as to how many of the Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the risk that the potential transaction disrupts current plans and operations or diverts management’s attention from ongoing business operations and makes it more difficult to maintain business and operational relationships; the risk that the anticipated benefits and synergies of the potential transaction, including expected synergies, will not be realized or will take longer to realize than expected; and those additional risks and uncertainties set forth more fully under the caption “Risk Factors” in the Company’s most recently filed Annual Report on Form 10-K filed with the SEC, and elsewhere in the Company’s filings and reports with the SEC.

Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. Forward-looking statements necessarily involve assumptions that, if they never materialize or prove correct, could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements contained in this release are made as of the date hereof, and we undertake no duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

***

Item 12.	Exhibits.
(a)(5)(a)	Press Release, dated April 3, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed, filed April 3, 2026).